Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Janover Inc.
7601 N Federal Hwy, B-140
Boca Raton, FL 33487
https://www.janover.ventures/

Up to $4,271,660.00 in Class A Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Janover Inc.
Address: 7601 N Federal Hwy, B-140, Boca Raton, FL 33487
State of Incorporation: DE
Date Incorporated: November 28, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class A Common Stock
Offering Maximum: $4,271,660.00 | 4,271,660 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first week and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

<u>Amount Based:</u>

$500+

A special thank you shout out on Janover Venture's social media accounts

$2,500+

Above perk + thank you card from our CEO

$5,000+

Above perks + a private webinar with other investors and key team members

$10,000+

Above perks + a private 1-hour video call with our CEO

$25,000+

Above perks + 5% bonus shares

<u>The 10% StartEngine Owners' Bonus</u>

Janover Ventures will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.00 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Janover Inc. was organized as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to a Delaware corporation on March 9, 2021. The company provides technology solutions that connect businesses and commercial property owners with lenders. The company aims to democratize complex commercial real estate capital markets and business finance by connecting business, multifamily and commercial real estate owners, operators and developers with superior debt financing opportunities while reducing frictions in the process for both lenders and borrowers.

The company is headquartered in Boca Raton, Florida.

Our Business Model

The company aims to provide technology-enhanced, frictionless access to commercial financing, including for commercial property, multifamily and business loans by intelligently connecting borrowers with lenders through its fintech portal.

We receive fees each time a deal closes with a lender, where we are paid a share of the revenue from the transaction or receive some fixed sum in an amount we negotiate. In either case, our fees are generally paid by the lender although, on occasion can be paid by an intermediary or the borrower. We are most often free to borrowers and offer access to new clients on a performance basis for lenders.

Our Clients

We have two types of clients: borrowers and lenders.

Borrowers include owners, operators and developers of commercial real estate, particularly multifamily (5+ unit) properties and most recently, small business owners.

Lenders include small banks, credit unions, REITs, Fannie Mae Multifamily lenders, Freddie Mac Multifamily lenders, FHA Multifamily Lenders, and many more.

Competitors and Industry

Fintech and commercial real estate finance is a competitive universe. In the Fintech space, 3 of our competitors are Stacksource, Lev Capital, and Upstart.

1. Stacksource - Marketplace connecting commercial mortgage borrowers and lenders.
2. Lev Capital - Technology-enabled commercial mortgage financing.
3. Upstart - AI-based lending platform for lenders.

What makes Janover Ventures unique is our substantial organic online presence relative to competitors. This helps us generate significant lead flow, without having to pay for it. Our software user experience, we believe, is best in class with an excellent user experience and an ability for borrowers to quickly qualify loan opportunities and lenders to quickly review them without the dozens of touch points required in the past. An NPS (net promotor score) survey that we recently launched reflects an NPS of 87 as of March 18th, 2021.

Current Stage and Roadmap

Our fintech portal is live and being utilized for hundreds of millions of dollars in multifamily, commercial real estate, and small business loan financing applications per week. We will continue to iterate and expand with new features to service borrowers and lenders alike. The goal is to make the business and commercial property financing process easier.

The Team

Officers and Directors

Name: Blake Janover

Blake Janover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Mr. Janover's responsibilities as the CEO are wide ranging as he oversees the entire business which includes operations, finance, marketing, product, capital markets, etc.. He oversees and manage the company's strategy and execution.

Other business experience in the past three years:

- **Employer:** Self
  Title: CEO
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Responsibilities: Mr. Janover is an entrepreneur and has been active in forming and working a variety of other business ventures, many of which he was the sole beneficial member/shareholder or majority owner of. These businesses generally relate to multifamily and commercial property finance, business financing, real estate and technology, consulting, management and marketing services related to the above.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A common stock in the amount of up to $4,271,666 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could

require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for commercial mortgage financing. Our revenues are therefore dependent upon the market for commercial mortgage financing.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our fintech portal. Delays or cost overruns in the development of our fintech portal and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and

regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class A common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that fintech commercial and business financing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Janover Ventures or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Janover Ventures could harm our reputation and materially negatively impact our financial condition and business.

SEO

A significant portion of website traffic comes from organic search results. If Google changes its algorithms it could adversely affect the company's ability to operate.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. See "The Company's Securities – Class A Common Stock –Drag-Along Rights," below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

The Company's Securities

If the Company sells $2,000,000 in shares in this offerings, based on our current valuation, our outstanding SAFE notes will convert into approximately 1,751,252 shares. Furthermore, the Company intends to approve an employee incentive plan in which approximately 4,500,000 shares of Class A Common Stock will be reserved for that plan.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We are subject to concentration risk.

The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020 and three customers which accounted for 36%, 35% and 25% of accounts receivable as of December 31, 2019. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company's revenues.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

The Company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations.

There is only a small minimum amount set as a condition to closing this offering.

Because this is a "best efforts" offering with small minimum, the company will have access to any funds tendered after we reach the target of $10,000. This might mean that any investment made could be some of the few investments in this offering, and may leave the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

Third Party Software

We rely on software and advertising providers like Hubspot, Google Ads, Google Big Query, Facebook Ads and dozens of other service providers. If any one of them ceased to provide their services to us, it would negatively impact our financial position and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blake Janover --- The Janover 2020 Family Trust has 4.74%, the Janover 2020 Descendants Trust has 4.74%, and Blake Elliot, Inc. has 1.05%. 4.74% of voting power belongs to each of the two trusts (together 9.48% of voting power), in which the CEO's family members are the beneficial owners and the voting power is in the hands of the trustee.	40,263,158	Class B Common Stock	89.47

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,271,660 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 65,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

<u>Voting Rights</u>

Our Class A Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class A Common Stock to vote, with one vote per share, on a matter if we were to:

· change the par value of the common stock; or

· amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class A Common Stock.

In addition, Delaware law would permit holders of Class A Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A Common Stock, but not the Class B Common Stock. As a result, in these limited instances, the holders of a majority of the Class A Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A Common Stock to rank junior to the Class B Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right,

Delaware law would require the vote of the Class A Common Stock, with each share of Class A Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class A Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class A Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class B Common Stock. As a result, the holders of a majority of the outstanding Class B Common Stock can approve an increase or decrease in the number of authorized shares of Class A Common Stock without a separate vote of the holders of Class A Common Stock. This could allow us to increase and issue additional shares of Class A Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A Common Stock.

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Material Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class A Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.

If the Company sells $2,000,000 in shares in this offerings, based on our current valuation, our outstanding SAFE notes will convert into approximately 1,751,252 shares. Furthermore, the Company intends to approve an employee incentive plan in which approximately 4,500,000 shares of Class A Common Stock will be reserved for that plan.

** Please refer to the Company's bylaws, attached as Exhibit F.*

Class B Common Stock

The amount of security authorized is 45,000,000 with a total of 45,000,000 outstanding.

Voting Rights

Class B Shares control all voting rights.

Material Rights

<u>Voting Rights</u>

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

<u>Election of Directors</u>

The holders of the Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company.

<u>Conversion Rights</u>

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

On any transfer of shares of Class B Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class A Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

<u>Dividend Rights</u>

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

<u>Liquidation Rights</u>

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

<u>Material Rights</u>

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class B Common Stock.

** Please refer to the Company's bylaws, attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of Class A common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $728,334.00
  Use of proceeds: Growth, hiring, marketing. (amount still subject to final number). The company currently has a principal of $778,334 outstanding in SAFE notes. The SAFE notes will convert into Class A Common Stock upon an equity financing with gross proceeds of at least $2 million. The SAFE notes will convert in at a conversion price which is the lesser of the price based on a valuation cap of $20 million or a 10% of discount of the price of the shares sold in the equity financing. If the shares sold in the equity financing are voting shares, it is the intent that the SAFE notes would convert into a shadow non-voting series of those shares.
  Date: December 27, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Growth, hiring, marketing
  Date: December 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Results of Operations</u>

Circumstances which led to the performance of financial statements:

The company was formed in November 2018, and has been receiving revenues since April 2019. The company generates revenues from compensation paid by lenders and borrowers for providing commercial loan borrowing services and a technology platform.

Historical results and cash flows:

The company received $1,561,183 in revenues for the year ended December 31, 2020 ("Fiscal 2020") compared with $549,325 for the year ended December 31, 2019 ("Fiscal 2019"), a 184% increase. The increase is primarily attributable to increased lead volume and lender partnerships as well as rapidly evolving technology and data.

The company expenses are from sales and marketing, research and development and general and administrative. The company's expenses were $1,167,795 for Fiscal 2020 compared with

$446,495 for Fiscal 2019, a 162% increase. The increase in expense from Fiscal 2019 to Fiscal 2020 was primarily due to a corresponding increase in revenues and included a $400,918 (157%) increase in sales and marketing expenses due to an increase in digital marketing relating expenses and compensation to the sales and marketing team; a $75,721 (214%) increase in research and development expenses due to continued research and development in building the platform and a $244,661 (157%) increase in general and administrative expenses due to increased operational expenses are the company grows.

Accordingly, our income from operations increased to $393,388 in Fiscal 2020 from $102,830 in Fiscal 2019.

We also record other income (expense) which is comprised of interest expense, interest income, and other income. In Fiscal 2020 we had other expense of $74,363 compared to other income of $1,301 in Fiscal 2019. The largest proponent of this change was an increase of interest expense due to raising money with regulation CF on the funding portal OpenDeal Portal LLC dba Republic.

Therefore, our net income was $319,025 for Fiscal 2020 compared with $104,131 for Fiscal 2019, a 206% increase.

Historical results and cash flows:

We believe we will be able to continue to grow as we expand our digital lead generation, lender onboarding, and our algorithms for matching borrowers with lenders. We note that we have not traditionally paid our CEO, Blake Janover; although he and affiliated entities have received distributions in the past through membership distributions. We have also pay the fees for Mr. Janover's executive program, which will be $45,500 in 2021. The company has not yet formalized a compensation arrangement with Mr. Janover or Blake Elliot Inc.; however, the company intends to pay Mr. Janover a salary of approximately $120,000 for 2021, with the option to receive commissions. The company will pay Blake Elliot Inc. a management fee which is yet to be determined. However, for the period from March 9, 2021 through March 31, 2021, the company paid approximately $15,000 for the management fee. The company anticipates the management fee will continue to be around the same rate. The company may modify these amounts based on its performance and the discretion of the management, and the intent is the company will still be able to pay the salary and management fee out of its revenue; however, there is no guarantee it will be able to do so, or that the company will be profitable in 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have more than $400,000 cash on hand. We have no credit lines or loans. Though we have some liabilities from accounts payable and a small lease, our only other liabilities on our balance sheet are obligations listed for our SAFE notes, which we may elect to convert in this offering if we raise over $2 million in gross proceeds.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are important to accelerating our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Since, on an annualized basis, we have operated profitably for the last two years, we do not believe these funds are critical for us to continue operating. We do however believe that extended runway and the ability to invest money in engineering, marketing, and staffing up our company are key to expanding our advantage in this market.

We also understand that markets and economies can be unpredictable and that just because we operated profitably in 2019 and 2020 does not mean that we will be able to continue to repeat this.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are currently operating with a profit on an annualized basis. As such, we believe we will be able to continue to operate whether we raise the minimum or not. If we stop generating revenue, we have an approximate 4-month runway.

The company costs approximately $120,000 per month to operate.

How long will you be able to operate the company if you raise your maximum funding goal?

To date, we have operated profitably and do not need the funds from this offering in order to fund operations. We expect to invest in growth with the funds from this raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect to continue to have access to capital via operational profitability and may continue to access equity markets when we believe it is in the best interest of our company and shareholders.

Indebtedness

Related Party Transactions

- **Name of Entity:** Blake Elliot, Inc.
  Names of 20% owners: Blake Elliot
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company pays Blake Elliot, Inc., a shareholder in our company and a company owned by our CEO, Blake Janover, a management fee.
  Material Terms: . Since March 9, 2021 and as of March 31, 2021, the company has paid this entity $15,346 , and the company intends to continue pay this management fee. The exact amount is yet to be determine; however it expect in the near term the amount will be at a similar rate to what has been paid to date. When the company was an LLC, Blake Elliot Inc. received membership distributions.

Valuation

Pre-Money Valuation: $45,000,000.00

Valuation Details:

The pre-money valuation amount is based on shares currently issued and outstanding and does not include shares that will be issuable on the conversion of the SAFE note (as that involves a contingency) and shares that the company intends to reserve in its equity incentive plan. Should either of those events occur it may have a dilutive effect on your shares, see "Dilution."

In formulating Janover's valuation, we considered the following:

Janover has more than 2,500 existing investors who have (almost entirely) invested via a convertible note with a cap at $20,000,000.

The Company set its valuation internally, without a formal-third party independent evaluation.

Many fintechs in our space are pre-revenue and base valuation on how big the market could be. Janover doesn't need to take that approach because we are generating revenue. Most small fintechs (and some large ones), from our research, do not generate profits, let alone significant revenue. Many of these companies carry heavy credit risk on their balance sheet by making loans on their balance sheet or with credit facilities and later selling them to banks. Janover does not fall into any of these categories, which we think make us significantly more valuable than competitors and incumbents. Janover generates profit and carries no balance sheet credit risk or guaranteed warehouse lines of credit, nor does it intend to as of the time we are making this internal evaluation. Janover does, of course, reserve the right to contemplate any and all opportunities in the future. Like fintechs, many startups are pre-revenue and even more of them don't generate a profit, unlike Janover, which has generated double-digit profit margins since operations began. Further, Janover in 2020 generated nearly 1M website visitors from search engine queries including important terms such as: "multifamily loans" and "SBA 7a loans." Utilizing SEO best practices, Janover dominates the first page of Google for many multifamily, business, and commercial property keywords. Many of these same terms are bid for on platforms like Google Ads for as much as $10 per click and more (supported in Google's Keyword Planner). We believe the terminal value of Janover's websites alone to be worth more than $20M to certain potential buyers. For the sake of this particular offering, we aren't contemplating the value of our websites.

Based on market research, companies are generally valued based on a discounted cash flow analysis (DCF). In Janover's case, when contemplating a conservative 12% discount rate, and 100% growth year over year, for the next 5 years (which we consider to be conservative considering our small size, the massive market, and our trajectory of ~300% growth in 2020), and a 5% perpetual growth rate, our company is worth approximately $80M. We believe from a DCF perspective, that the actual value may be materially higher, as under the same model, if we continued our 2020 growth and maintained our average margins, our valuation could be considered north of $2B.

Looking at similar companies in our market space, who have raised similar capital, in similar ways, we've compiled a few comparable companies that we can rely on for additional valuation support:

Comparable 1

Start Engine

(Campaign Link: https://www.startengine.com/startengine-crowdfunding)

Janover and Start Engine are similar in that they are democratizing capital markets for business owners across the country by innovating in technology around financing services. The last StartEngine raise closed in May of 2020. The campaign raised $8,325,915 from 6,812 investors. StartEngine (at the time of the campaign) was able to show that over $100M had been invested through their platform, less than half of the $200M in commercial property and business loans that Janover has powered for investors. Additionally, Between the years 2018 and 2019, StartEngine saw a revenue contraction of $358,737, while Janover experienced roughly 290% revenue growth over the same period. StartEngine's common shares offered to the public (40M shares at $11.25 per share) were sold at a valuation of $450M, which, based on their 2019 reported revenue of $4,323,791, suggests a revenue multiplier of greater than 100x. Janover's value based on a 100x revenue multiplier (while growing revenue significantly faster and generating double-digit profit margins) in this case would be $150M, which we believe to be a fair value.

Comparable 2

Alpha flow

(Campaign Link: https://republic.co/alphaflow /SEC Filing: https://www.sec.gov/Archives/edgar/data/1650200/000165020020000007/AlphaFlowFormC1.pdf)

Alpha Flow is a fintech in real estate, like Janover. They completed a SAFE offering with a $40M valuation cap that raised $1,070,000 from 2,878 investors. Their most recent reported fiscal year-end (2019) shows a revenue of $922,174 and a net loss of $3,020,574. Calculations would show that Alpha Flow had a 43x revenue multiplier (a DCF analysis is not applicable because, unlike Janover, the company generated no free cash flow). Based on these same calculations with Janover's data, Janover would be worth $64M.

Comparable 3

Janover Ventures, LLC

(campaign Link: https://republic.co/janover-ventures /Form C filing: https://www.sec.gov/Archives/edgar/data/0001805526/000180552620000001/xslC_X01/primary_doc.xm)

In our last raise (through a campaign on republic.co) we offered a SAFE at a $20M valuation cap with a 10% discount. As our Form C filing shows, Janover had $531,210 in revenue in 2019, showing a 40x revenue multiplier. Through the campaign, Janover raised $714,052 successfully from 2,514 investors. Janover had the option to extend the campaign but chose not to. Had we extended, we have no reason to believe that Janover wouldn't have raised the full $1,070,000 allowed. Since closing this raise, Janover has audited finances reflecting revenue of $1.56M, representing more than 290% growth year-over-year, and we have significantly advanced our technology and software including multiple public releases since then. Our revenue growth has been greater than 290% with our net profit growth in lock-step with it.

Summary

Valuation summary: DCF value $80M+

Value compared to Start Engine $150M

Value compared to Alpha Flow $64M

Janover estimates a very conservative and heavily discounted valuation of Janover Inc., for this CF offering, to be $45M. This correlates to a greater than 40% discount to the $80M DCF valuation based on already discounted growth estimates. Janover believes our value from a revenue multiplier perspective to be roughly $107M. Applying a greater than 50% discount to this, we land at $45M. Janover is applying discounts to benefit early investors, and we aim to relieve these discounts in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Expanded digital marketing and analytics capabilities.

- *Company Employment*
  61.5%
  Hiring new development and engineering staff.

- *Working Capital*
  15.0%
  Continued growth and operations.

If we raise the over allotment amount of $4,271,660.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  60.0%
  Hiring more support on the engineering, analytics, sales development side and other key support positions.

- *Marketing*
  22.5%
  Continuing to expand our digital marketing online.

- *Working Capital*
  14.0%
  Continue to operate and grow inside our space.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.janover.ventures/ (https://janover.ventures/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/janoverventures

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Janover Inc.

[See attached]

JANOVER VENTURES, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS' REPORT

To the Members' and Management
of Janover Ventures, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Janover Ventures, LLC (the "Company", a Florida limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janover Ventures, LLC. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

Newport Beach, California
February 9, 2021

JANOVER VENTURES, LLC

BALANCE SHEETS

	December 31, 2020		December 31, 2019	
Assets				
Current assets:				
Cash	$	415,713	$	19,446
Accounts receivable		42,589		22,335
Subscription receivable		257,513		-
Prepaid expenses		5,888		-
Total current assets		721,703		41,781
Intangible assets		16,178		-
Other assets		2,323		-
Total assets	$	740,204	$	41,781
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	29,317	$	50,668
Total current liabilities		29,317		50,668
Future equity obligations		844,996		-
Total liabilities		874,313		50,668
Members' deficit		(134,109)		(8,887)
Total liabilities and members' deficit	$	740,204	$	41,781

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues	$ 1,561,183	$ 549,325
Operating expenses:		
Sales and marketing	656,514	255,596
Research and development	111,153	35,432
General and administrative	400,128	155,467
Total operating expenses	1,167,795	446,495
Income from operations	393,388	102,830
Other income (expense):		
Interest expense	(93,791)	(2,920)
Interest income	602	124
Other income	18,826	4,097
Total other income (expenses)	(74,363)	1,301
Net income	$ 319,025	$ 104,131

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC

STATEMENTS OF MEMBERS' DEFICIT

	Total Members' Deficit
Balance at December 31, 2018	$ -
Contributions	104,863
Distributions	(217,881)
Net income	104,131
Balance at December 31, 2019	(8,887)
Contributions	85,000
Distributions	(529,247)
Net income	319,025
Balance at December 31, 2020	$ (134,109)

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:		
Net income	$ 319,025	$ 104,131
Adjustments to reconcile net income to net cash used in operating activities:		
Financing costs	93,597	
Changes in operating assets and liabilities:		
Accounts receivable	(20,254)	(22,335)
Prepaid expenses	(5,888)	-
Other assets	(2,323)	-
Accounts payable	(21,351)	50,668
Net cash provided by operating activities	362,806	132,464
Cash flows from investing activities:		
Purchase of intangible assets	(16,178)	-
Net cash used in investing activities	(16,178)	-
Cash flows from financing activities:		
Proceeds from future equity obligations, net of financing fees	493,886	-
Member contributions	85,000	104,863
Member distributions	(529,247)	(217,881)
Net cash provided by (used in) financing activities	49,639	(113,018)
Net increase in cash	396,267	19,446
Cash at beginning of year	19,446	-
Cash at end of year	$ 415,713	$ 19,446
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 195	$ 2,920
Supplemental disclosure of non-cash financing activities:		
Subscription receivable for future equity obligations	$ 257,513	$ -

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Janover Ventures, LLC ("Janover" or the "Company") is a limited liability company organized on November 28, 2018 under the laws of Florida. The Company provides technology connection to businesses and commercial property owners and lenders. The Company is headquartered in Boca Raton, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and unit-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020, the Company's cash and cash equivalents were held at two accredited financial institutions, and one institution at December 31, 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, prepaid expenses and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

The Company determined that the face value of future equity obligations approximate their fair value (see Note 3).

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, the Company determined there was no allowance for doubtful accounts necessary.

Intangible Assets

Intangible assets represent various domain names the Company purchased. The Company owns the domain names indefinitely.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue primarily from referral and advisory fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. The Company may act as an agent for both lenders and borrowers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising expenses were approximately $175,000 and $53,000 for the years ended December 31, 2020 and 2019, respectively, which are included in sales and marketing expenses.

Research and Development Costs

Research and development expenditures, which are expensed as incurred, totaled $111,153 and $35,432 for the years ended December 31, 2020 and 2019, respectively.

Concentrations

The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020 and three customers which accounted for 36%, 35% and 25% of accounts receivable as of December 31, 2019. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company's revenues.

Offering Costs

The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs*, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering.

Unit-Based Compensation

The Company measures all equity-based awards granted to employees, independent contractors and advisors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues unit-based awards that contain in-substance performance vesting conditions as the holder cannot exercise such awards until a terminating capital transaction has occurred.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019. There was no impact to the adoption of this standard.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard replaced all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. FUTURE EQUITY OBLIGATIONS

In 2020, the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $2,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold multiplied by the discount rate of 90%; whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

As of December 31, 2020, the Company has raised Crowd SAFEs with a gross purchase amount of $828,427 from investors, resulting in net proceeds of $502,985, with 257,513 in Crowd SAFEs due from the Regulation CF portal, which is included as a subscription receivable as of December 31, 2020. Financing costs (commissions and other costs of the financing) of $67,929 have been deducted from the proceeds. In addition to cash commissions to the Regulation CF portal withheld from proceeds, the Company issued 2% of the securities raised in the form of Crowd SAFEs to the Funding Portal. As a result, the Company incurred $16,569 as additional financing costs. The total value of the Crowd SAFEs issued was $844,996 as of December 31, 2020, which is included as future equity obligations in the balance sheets. Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

Due to the various uncertainties regarding the potential conversion of the Crowd SAFEs, including the type and value of a future equity financing or liquidity event, and the Company's ultimate discretion in continuing the term of the Crowd SAFEs, and because the Crowd SAFE's were sold to third parties near the year-end through an arms-length transaction, the Company has determined that the face value of the future equity obligations approximate the fair value as of December 31, 2020. The entire carrying value of the Crowd SAFEs received during 2020 are considered level 3 liabilities.

4. MEMBERS' CAPITAL

As of December 31, 2020 and 2019, the Company had 20,000,000 voting units and 20,000,000 non-voting units authorized, of which 19,000,000 voting units were issued and outstanding.

During the year ended December 31, 2020 and 2019, the Company's founder contributed $85,000 and $104,863, respectively. During the year ended December 31, 2020 and 2019, distributions totaled $529,247 and $217,881, respectively.

Profits and losses shall be first allocated to be members in proportion to the net cumulative profits (losses) allocated to the members since the inception and thereafter pro rata to the members in accordance with their ownership percentages.

Janover Ventures LLC Equity Incentive Plan

In January 2020, the Company has adopted the Janover Ventures LLC Equity Incentive Plan ("2020 Plan") which provides for the grant of equity incentive shares to employees, independent contractors and advisors. The number of shares authorized by the 2020 Plan was 2,000,000 shares as of December 31, 2020. Equity incentive shares may be awarded to participants in the sole discretion of the Manager.

Unless specified otherwise, 25% of the equity inventive shares shall vest immediately upon the grant, and the remaining tranches shall vest over the next three anniversaries of the award grant. Equity incentive shares shall immediately vest upon a terminating capital transaction. Equity incentive shares shall participate in all distributions of net proceeds from a terminating capital transaction based on their pro-rata ownership of the Company's dilutive securities outstanding. Holders of equity incentive shares are not entitled to share in any other distributions made by the Company to its members.

During the year ended December 31, 2020, the Company granted 650,000 equity incentive shares to participants, of which 97,500 unvested shares had terminated. As of December 31, 2020, 552,000 shares were outstanding and 162,500 shares had vested.

The Company utilized a discounted cash flow approach to determine the value of the equity incentive shares and determined the grant-date fair value per unit to be $0.74. Management concluded that a terminating capital transaction was not probable as of December 31, 2020, and therefore no compensation expense was recorded for the equity incentive shares.

5. RELATED PARTY TRANSACTIONS

The founder and Chief Executive Officer has control over 100% of the outstanding units and membership of the Company, and accounted for all contributions and distributions within members' deficit.

6. SUBSEQUENT EVENTS

The Company granted 195,000 equity incentive shares in January 2021.

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Janover Ventures

The FinTech powering commercial real estate


Making business & commercial property financing easy.
As Seen In:
Forbes
MarketWatch
BUSINESS INSIDER
yahoo!
Microsoft News

Website | Boca Raton, FL | TECHNOLOGY

$0.00 raised
$728,334 previously crowdfunded

0 Investors	$45M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$4.27M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Multifamily, commercial real estate and business financing has been a black box, carefully guarded by Wall Street. We're opening it up to the world by empowering the right lenders and borrowers to seamlessly connect in a frictionless digital environment; guided by a team of expert finance practitioners.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The FinTech, Janover Ventures, grew 184% during the pandemic, powering more than $180 million in loan closings for commercial property and business owners.
- Janover's proprietary technology, the intelligent portal is processing, on average, $2.6B in loan inquiries per month.
- The Janover Ventures suite of websites grew to more than 1 million unique website users last year, primarily from organic, SEO-driven traffic.

Janover Ventures

Highlights

Average
$100MM
per day in online loan applications

Almost
$225MM
in funded loans

More than
1MM
website visitors in 2020

Nearly
185%
revenue growth in 2020

Problem

A $3.6 trillion problem

The multifamily and commercial real estate financing industry is deeply fractured.


BLAKE JANOVER
FOUNDER & CEO

Borrowers don't know all of their options

Even the largest and most sophisticated commercial real estate and small business investors don't know — and are rarely ever presented with — their best financing options.

Lenders lack incentive to make small loans

Lenders have not actively embraced digital client engagement or technology to improve efficiency. Their old-school approach ultimately leads to a lack of incentivization to seek and originate "small" loans under $15 million, because it costs as much to originate a $50MM loan as a $50k loan... until now.

Borrowers & lenders aren't connected

Neither borrowers nor lenders have a way to access each other at scale. With hundreds of thousands of borrowers, and lenders, all with their unique "deal" components; how can everyone possibly connect with their best counterpart?

Solution

Technology + education = democratized access to multifamily, commercial real estate and business financing

We (you as an investor included) are in a unique position to play matchmaker between borrowers and lenders alike.

Free education

Through a growing network of educationally-focused digital media assets owned by Janover Ventures, we are empowering commercial real estate, multifamily and small business owners with loan options they may not have known existed.

Proprietary tools

By leveraging a combination of industry-leading, proprietary technology, and carefully curated lender and investor relationships, Janover Ventures is helping borrowers get access to superior loan options, and at the same time, helping lenders get more clients that fit their ideal credit profile.

Unlock access

Thanks to our data-driven expertise in digital growth engineering, capital markets and agile web development; we are able to help unlock access to multifamily, small business, and commercial real estate debt capital.

Product

We are the connection between borrowers and lenders



Welcome back, Alan Miller!
Active deals
Submitted deals



JANOVER VENTURES

WEBSITES

CommercialRealEstate.loans ›
HUD.loans ›
CMBS.loans ›
Multifamily.loans ›
Multifamily.today ›
OpportunityZones.help ›
FreddieMacSmallBalance.loan ›
SBA504.loans ›
Hud223a7.loan ›
Apartment.loans ›
Hud232.loan ›
Hud223f.loans ›
SBA7a.loans ›

We own some of the most valuable, highly-trafficked commercial real estate, multifamily and small business finance websites on the Internet. You can think of it like this... Imagine each website is a piece of real estate, and where it appears organically on Google Search as its location. Because we appear on the first page of Google for thousands of commercial real estate and business finance terms, we own the world's best "digital real estate".


multifamily loans
google.com
Google
multifamily loans
Ad get.multifamily.loans/Florida
Multifamily loans in Florida | 10+Year Fixed Rate Pricing
80% LTV, 10 Years Fixed, Non-Recourse & 30 Year Amortizations; Apply Today! Close in as little as 45 days or less with non-recourse multifamily property financing. Non-recourse loans. Increase leverage. Learn all your options. Get A Free Quote. Access lower rates.
www.multifamily.loans
Multifamily.loans
Complete Multifamily and Apartment Lending & Advisory Services.
Apartment Loans Under $1 M • Loan Options - Multifamily Freddie Mac Loans • About
www.multifamily.loans > loans-under-1 mm
Apartment Loans Under $1 MM — Multifamily.loans
While financing options under $1 million are extremely limited for apartment properties. Multifamily.loans offers financing starting at as little as $100000.

Product showcase



What type of property are you inquiring about?

Step 1

The borrower signs up and is guided through a series of questions about the prospective loan.



Documents to upload

Step 2

The borrower uploads all of the required documents for the loan's application process.


Deal summary
Debt financing opportunity
Loan request summary
$ 28,000,000
Multifamily 5+ Units
Construction
3 - 6 months
316
Yes

Step 3

Our software processes key elements of the application and instantly generates a beautiful deal summary.


Is the property under contract?
Documents
Purchase and sale agreement
Offering memorandum
Budget
Offering Memorandum
Personal financial statement
Resume of CRE experience
Download all documents

Step 4

Leveraging our algorithms and proprietary data, our FinTech portal quickly matches each eligible opportunity to the right lender(s) for the job, taking weeks out of the loan sourcing process for borrowers and lenders.




Deals list

Step 5

Partners access our portal to engage with matched borrowers. It's like Tinder, but for commercial real estate and business finance!

Technologies

Our proprietary technology


Debt financing opportunity
$ 28,000,000

Our technology collects and processes the data, connects borrowers with the right lenders and loan products, and removes frictions for everyone so that they can do what they came to do. Business.

Our intuitive portal guides borrowers at their own pace on a computer, tablet, or smartphone, securely through a process that used to take days and dozens of touchpoints, in mere minutes. This beautiful digital package is then processed through our proprietary data analysis framework which is overseen by our expert capital advisors, and matched directly to the best possible lender for that unique transaction.

Meet **“Alan”**. He’s looking for a loan for his apartment building.



Alan Miller

30-unit apartment building
Blue Springs, Missouri

Initial loan options

Alan meets with his local bank who gives him a loan quote. It’s pretty similar to every other loan quote they’ve given him the last 25 years.

Online research

Alan wonders if there are better options out there. He does some research and lands on one of our websites where he learns a lot.

Loan inquiry

Alan decides to hop in our easy-peasy fintech portal to get some other loan options and see what all the fuss is about.

Lead matching & nurture

Immediately, our proprietary technology kicks in and automatically matches Alan to an appropriate advisor or partner, begins the information collection process, and helps him lineup the best deal.

Success

The loan closes. Alan gets a better deal than he would have had with his local bank, the lender gets a new client, and Janover Ventures gets compensated directly by the lender.

Innovation

Driving **growth** through partnerships

Maintaining established relationships with external lender-partners allows us to focus on what we're the best at: technology enhancing commercial real estate, multifamily and small business financing for borrowers and lenders. We have developed strategic lending partnerships with some of the nation's leading public and private financial institutions.

We have created a network of successful brands (such as multifamily.loans and hud.loans) which have aided us in arranging more than $223 million in closed loans through 2020, with our smallest loans being as modest as $20,000 or less and the high-end being as large as $26,000,000 or more.

40+

We own 40+ high-value domains that we will continue to develop to expand our digital footprint

Unique organic website visitors

(AUG 2019 – JAN 2021)



NOW
1.25MM
1MM
750K
500K
250K
0
2019
2020
2021

Chart displays cumulative growth.

$223MM

We have closed nearly a quarter billion dollars in loans through our platform.

Loan inquiries in $ volume

(2021 YTD)


PROJECTION
$40B
$30B
$20B
$10B
0
Q1
Q2
Q3
Q4

Chart displays cumulative growth.

Customers

Creating **new opportunities** for commercial real estate, multifamily, and small business borrowers and lenders


PENTHOUSE
SOLD


BLAKE JANOVER
FOUNDER & CEO

Our algorithms draw on our proprietary dataset to score and distribute opportunities to our internal advisory team and external lender partners.

We don't close loans in our name, and therefore do not carry large liabilities on our books. We earn income when a loan closes, and everyone succeeds.

3X revenue


$1.5MM
(+184%)
$549K
revenue
2019
2020
$390K
$100K
income from operations
2019
2020

Market

A massive market

The market for multifamily and commercial real estate financing is huge, and is growing. Multifamily continues to be a highly-attractive asset class with long-term stable demand through economic cycles. The opportunity to reposition bank borrowers to agency and government-sponsored products is by far the largest opportunity; although there remains tremendous opportunity in opening the door to more options for all commercial borrowers across the country. Put simply, a small credit union down the street that you've never heard of may be able to provide higher leverage, lower cost, better cash flowing financing than a bank just a couple doors down. There's no way for everyone to know all their options. The same goes for small business financing.


$3.6T
commercial mortgage debt outstanding as per Q4 2019
$2.1T
Commercial
$1.5T
Multifamily
Source: 'Commercial/Multifamily Mortgage Debt Outstanding | Q4 2019.' 2020. Mortgage Bankers Association (MBA).

There's an opportunity to educate small balance bank borrowers on the benefits of Fannie Mae, Freddie Mac, and FHA multifamily financing and help them pivot to more competitive financing options.


$1.5T
multifamily debt by lender
~ $450B
~ $700B
~ $300B
Bank
Agency & GSE
Other
Source: 'Commercial/Multifamily Debt Outstanding | Q4 2019'. 2020. Mortgage Bankers Association (MBA)

The market for small business loans is tremendous and comes in many forms, shapes and sizes. For example, government-backed SBA (Small Business Administration) loans were responsible for over $28B in small business funding in 2020, and that doesn't include the significant increase from the enactment of the CARES act during the pandemic. In 2020, during the Coronavirus pandemic, Janover Ventures was able to help hundreds of businesses secure access to PPP (Paycheck Protection Program) loans, totaling close to $20MM. Other conventional loan products such as lines of credit, term loans, merchant cash advances, business credit cards and equipment financing offer even more opportunities for us to empower business owners with options. According to the Federal Reserve's Small Business Credit Survey, 43% of small businesses in the United States applied for a loan last year. The average small business bank loan is $633,000, while the average SBA loan is around $107,000. With over 30.2M small businesses in the United States and roughly 70% with outstanding debt, you can safely assume the market size is massive.


$28B
in SBA funding in 2020
$22.6B
42,302 loans
$5.8B
7,000 loans
SBA (7a)
SBA 504
Micro loans
$85MM 5,800 loans
Source: 'SBA Achieves Historic Small Business Lending for Fiscal Year 2020'. US Small business Administration.

Competition

If you can't beat 'em, join 'em




JANOVER VENTURES

We like to think of our competitors as business partnership opportunities. Most of the potential competition, such as large lenders, struggle with digital client acquisition. Others have tried to build digital marketplaces, but never see the type of traction that we've attained. Our borrower acquisition costs are a fraction of those of incumbents because of the data-driven nature of our digital growth strategies and our ability to monetize a larger swath of our opportunities (due to our broader credit parameters). Our software and proprietary processes allow us to sift, parse and distribute loan opportunities more efficiently, with a lower touch and with higher-converting engagement than any of our peers. We think we can close more loans, at a lower cost per loan, with lower risk, at a faster clip than anyone, period.

We've closed loans with...

ARBOR | BB&T | ZIONS BANK | CBRE | SILVER HILL FUNDING

SBAComplete | SABAL FINANCIAL | Cherrywood Mortgage | READY CAPITAL

Dougherty Mortgage LLC | Stearns Bank | BancorpSouth | Benefit Street Partners

+ 1000 more established relationships

*Logos are the registered trademark of their respective corporations. Janover Ventures is not associated with or sponsored by companies shown.

5 Year Vision

First digital touchpoint for commercial real estate investors and business owners searching for financing information.

10 Year Vision

Become the largest online marketplace for multifamily, commercial real estate and business finance in America.

First and foremost, we are tasked with getting much needed financial education into the hands of business, multifamily and commercial real estate owners. Our 2021 vision is as clear as our 20/20 vision: to be the first digital touchpoint for as many business, multifamily and commercial real estate borrowers as possible on the Internet and to provide them with education and loan options that they never had before. By 2026 we aim to become the highest volume multifamily, commercial real estate and digital finance platform in America. We will create a closed ecosystem for the best and most diverse group of lenders in the business to provide high quality financing to the business owners of America; starting with apartment buildings, commercial real estate, and ultimately all business financing. The 'Lending Tree' of business financing, without selling leads to the highest bidder. BAM! :)

Investors

Prior to our first investment round in mid-2020, Janover Ventures was 100% bootstrapped with a lot of organic growth. During our first round, we saw tremendous support and were ultimately backed by over 2,000 investors who aligned with our vision.

Founder

Blake Janover

Founder & CEO



Blake Janover has over 15 years of real estate capital markets and entrepreneurial experience. Some of Mr. Janover's track record includes: owning a commercial real estate-licensed direct lender agency; overseeing the analysis and processing of billions of dollars in commercial real estate mortgages; building more than 100 class-A apartment units in Miami; building a global logistical infrastructure as the CEO of a large direct to consumer company; and many more.

Mr. Janover has built companies transcending various industries and countries, and successfully executed a corporate exit.

He has been published by Forbes, Housing Wire and other industry journals and is a member of the 2021 Forbes Real Estate Council. Mr. Janover received a certificate for completing Leveraging Fintech Innovation To Grow And Compete at Harvard Business School from September 3-6, 2019.



In the Press

SHOW MORE

Meet Our Team



Blake Janover

Founder/CEO

Blake is the Founder & CEO of Janover Ventures. He has more than 15 years of experience in real estate capital markets. Blake has overseen the underwriting and origination of billions of dollars of commercial, multifamily and residential real estate loans and has advised on many billions of dollars more. Blake has nearly 20 years experience as an entrepreneur. His work experience spans multinational corporations, cross-continent logistical infrastructure management, software engineering, and he has managed hundreds of employees across multiple countries. Our CEO is a dad, husband and total bookworm, geeking out on anything from technology to economics.



Nikita Drozd

Senior Full Stack Engineer

Nikita is a senior full stack developer with experience that transcends industries and applications. Although he leads engineering and technology at Janover Ventures, his role is fluid, wearing many hats as he oversees and guides the entirety of the Janover Ventures software ecosystem.



Steve Schwartz

Director of Growth

Steve Schwartz is the Director of Growth at Janover Ventures. He brings nearly 20 years of Internet marketing and entrepreneurial experience to the table. Over the years, Schwartz has quietly generated millions of leads across numerous industries and stacked a broad set of skills from automation optimization through web development that have accumulated throughout a diverse career filled with successes and failures. Steve is a father of 2, and like many others at Janover Ventures, he enjoys reading books and personal development.



Brandon Ramineh

Director of Capital Markets

As the Director of Capital Markets, Brandon currently oversees all origination and underwriting across a platform that generates hundreds of millions of dollars of loan applications per month. Mr. Ramineh is the in-house expert on Fannie Mae, Freddie Mac, and HUD multifamily financing.



Victoria Griesdoorn PhD

Operations Manager

Victoria Griesdoorn is the Special Operations Manager at Janover Ventures. She's a Jill of All Trades leveraging her long and meandering career path to where she is today.Some of her endeavours have included working as a multi-team lead for a global Fortune 100 company with a Ph.D. in Medicine to boot.



Taylor Fiscus

Operations Manager

Taylor Fiscus is our Operations & HR Manager. She's most recently stood up operations and human resources for several start-ups and previously served as the associate director of White House personnel, the deputy White House liaison to the US EPA, and a regional operations director at a Presidential campaign headquarters and for the national convention committee. She has an MSc, Exon in social and organizational psychology.



Matthew Sloley

Head of Content

Matthew is our Director of Content, leveraging a lifetime of writing experience combined with his intimate knowledge of SEO. Matthew carefully curates the educational content that we share across our websites and newsletters driving traffic, engagement, and delivering value that transcends industries.



Yevhenii Ometsynksyi

Senior UX/UI Designer

Yevhenii is our Senior UX Designer. With years of experience leading teams and executing design functions in multiple capacities, Yevhenii delivers yummy excellence in all of his artistic endeavours from UX/UI optimization to oil paintings and garden curation. His eye for design as it interacts with experience is nothing short of brilliant.



Joey Alexander

Jr. Capital Markets Associate

Joey has been a part of the Janover Ventures capital markets team for just over a year. Hehandles many client-facing activities from providing potential borrowers with the guidance and knowledge they require to obtain the financing they need, through financial analysis and capital markets deal construction.



Joe Nolan

Director of Small Business Finance

With 10 years of experience in retail banking, REIT fundraising, SBA lending, and Non-bank lending, Joe is a high-achieving, motivated sales leader with demonstrated success in growing profitability in a wide range of financial environments. Joe has been a leader of bank branch loan production and investment sales and has even run a nationwide team of business development officers and originators in the SMB lending space. Appropriately, he runs our small business lending relationships as our Director of Small Business Financing.



Stevan Popov

Product Manager

Stevan is a Project Manager at Janover Ventures. He has proven experience in delivering web applications mainly focused on reporting, business intelligence, and Rest APIs. He is experienced in database design and data modeling as well as distributed data storage including NoSQL and BigData technologies.



Parminder Singh

Growth Engineer

Parminder is one of the Growth Engineers at Janover Ventures. He is a seasoned digital marketer with over 10 years of experience in Google Ads, Google Analytics, Facebook Ads, conversion rate optimization (CRO), Linkedin Ads, and more. "Parm" is responsible for the day-to-day management of paid digital marketing campaigns. He has a strong track record of launching successful marketing campaigns and always jumps on the opportunity to grow and improve. When he's not optimizing marketing campaigns, he's reading books or spending time with his family.



Seva Sozanskyi

Senior Full Stack Web Developer

Seva is a Senior Full Stack Developer at Janover Ventures and an integral part of our family. As a former owner of a digital production agency, Seva brings 7 years of web and mobile development experience to the table, having worked with fintechs, startups, and enterprise projects of various sizes and tenures.



Gustavo Lemos

Jr. Data Engineer

Gustavo is a Jr. Data Scientist. He started as an intern at Janover Ventures and has moved his way up with a methodical and creative approach to exploring and interpreting data across complex sources. Outside of JV, Gustavo is in his last semester of college and aims to pursue a Master's in Data Science starting this year.



Luis Camacho

Growth Engineer

Luis Camacho is a Growth Engineer at Janover Ventures. With years of advertising experience under his belt, Luis helps the team think outside of the box. Luis loves Monster energy drinks, working out and reading.



Alexander Burtsev

Quality Assurance Engineer

Alexander is our Senior QA Engineer focused on teasing bugs out of smooth processes and visual environments and defining them, helping our engineering team build solutions quickly and effectively.

Offering Summary

Company :	Janover Inc.
Corporate Address :	7601 N Federal Hwy, B-140, Boca Raton, FL 33487
Offering Minimum :	$10,000.00
Offering Maximum :	$4,271,660.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type : Equity

Security Name : Class A

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 4,271,660

Price per Share : $1.00

Pre-Money Valuation : $45,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount Based:

$500+

A special thank you shout out on Janover Venture's social media accounts

$2,500+

Above perk + thank you card from our CEO

$5,000+

Above perks + a private webinar with other investors and key team members

$10,000+

Above perks + a private 1-hour video call with our CEO

$25,000+

Above perks + 5% bonus shares

The 10% StartEngine Owners' Bonus

Janover Ventures will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.00 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Janover Ventures to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1: “Why Invest in Janover Ventures?”

Blake:

Hi, I’m Blake Janover, I’m the founder and CEO of Janover Ventures. We’re working on making commercial property financing easy. Why does that matter? Well, it’s a three and a half trillion dollar universe. Think about that. The number is huge. It’s part of everything we do. It’s where we live. It’s the apartment buildings we live in. And it’s part of the portfolios of pension funds and banks and it’s part of the fabric of America, it really is. And the way you get a commercial mortgage now is totally broken. It’s like out of the stone age, it’s unbelievable. People don’t have access to all their options. Once they find the option, and it’s usually not the best one for them, then it’s a pained, long, frictioned process.

So we’re taking the frictions out, and we’re connecting commercial mortgage borrowers with the right commercial lenders. Not the one closest to them, not the one that they’ve known for the last twenty years, not the same bank that they’ve gone to for the last decade. We’re getting them in touch with the right people, and making the connection directly. And that really matters because it allows apartment building owners and commercial property owners to get the leverage, the terms, the rates, the pricing that they need in order to excel. It’s unfair that a few REITs or a few Institutional players get access to all the good stuff, and everybody else in America is stuck with whatever they’ve always gotten.

So we're solving that. And now we're raising money. We're raising money to grow because we think we can help solve this three and a half trillion dollar problem. And that means hiring really really smart people to help the smart people that we already have. It takes special people to solve complicated problems. And that's what we're doing.

And that's where you come in. You can invest in Janover Ventures, and maybe be a part of the future of commercial real estate finance. If we do this right, and we get even a small piece of that three and a half trillion dollar universe, we're going to be pretty big, and I hope you'll come along with us.

Video 2: “The Problem”

https://youtu.be/UrUt7_Y4Mo8

Blake:

The problem is that the commercial real estate finance market is totally broken and it's $3.5 trillion dollars. What's broken about it? Commercial mortgage borrowers don't know all their options. Even the most sophisticated guys have no way to access the hundreds and thousands of lenders across the country. You may have a local bank that you work with and the local bank two blocks down has a totally different product. And those same lenders don't have access to the commercial mortgage borrowers. There is a disconnect there. The other problem is that large commercial mortgage lenders aren't incentivized to do smaller loans. Think about it. You got this fancy guy on Wall Street. He can work all day, all week on a $50 million dollar loan or a $1 million dollar loan, because they take the same amount of time to close. What's he going to do? He's going to work on the $50 million dollar loan. We built the platform to connect those commercial mortgage borrowers and those lenders by leveraging digital media and proprietary technology. And we've improved the process in such a way that we can close more loans, faster.

Video 3: "Janover Ventures Technology"

https://vimeo.com/476289489/33ea88500f

Blake:

Hi, I'm Blake Janover, I'm the founder and CEO of Janover Ventures. Let me tell you a little bit about what we're working on. So, there's two things that are really important to us. It's educating commercial mortgage borrowers, and it's connecting commercial mortgage borrowers and commercial mortgage lenders.

The education component is pretty simple. We own a series of websites, and they're all over google because they're super informative. Google is really smart, and they put the right results at the top of the page, and it just so happens that our results are coming to the top of a lot of pages when it comes to multifamily and commercial property financing. So if you walked into your bank and you got a loan quote you can go online, visit one of our websites, and find out what some of your other options might be. But, if you want to get connected with a lender, that's where we really excel.

You can fill out an application online, and you're going to get processed through our technology and connected directly to the right lender for you. That means that you have access now to lenders in Wall Street, to lenders in LA, even across the globe, where they're trying to place billions of dollars. And your million dollar loan, or two million dollar loan, or five million dollar loan can now get the same treatment as a ten, twenty, or thirty million dollar loan.

And it's not a zero-sum game. What do I mean by that? With our technology, we're able to connect commercial mortgage borrowers with the right commercial mortgage lender. Not sell leads, not present 50 options. Process the data, get you with the right lender, and then make that process easier. And generally speaking, we don't even charge a fee.

Now, lenders love us because we've given them an opportunity to acquire clients digitally and as you know, most big banks and big lenders are a little clunky and they're not too tech-forward. And borrowers love us because now they get access to the best option instead of just the option that they've always had, or the option physically closest to them.

Video 4: "Our Business Model"

https://youtu.be/gvdhMLlz0dQ

Blake:

Our business model is simple. We've established partnerships that are high-volume, with some of the biggest lenders in the country. And we share revenue with them. When a deal closes we make money. No closing, no money. We're incentivized for everybody to win. Now the way we differ from traditional mortgage brokers is that in these high-volume relationships, in which we share in the revenue with the lenders, they're not passing those expenses on to the borrower. Generally speaking, the borrower is going to get a better deal going through us than directly to the lender. If we have to work with an ad-hoc one-off type deal where we're doing a lot of heavy-lifting and advisory work, we will charge a fee because sometimes we have to go to lenders that we don't have deep and established relationships with. But generally speaking, we're getting comped out by a lender and we're only making money when everybody's making money. Welcome to Janover Ventures, the future of commercial real estate finance.

Video 5: "The Difference Between Janover Ventures and Commercial Mortgage Brokers"

https://vimeo.com/476297069/b137bff01e

Blake:

I'm Blake Janover, I'm the founder and CEO of Janover Ventures and I want to answer a question that was asked to me recently. So someone emailed me recently and they said: "Blake, what's the difference between you and a commercial mortgage broker?" I said: "That's a great question. The answer is nothing."

I'm just another person, we're just another company, and we're just another commercial mortgage brokerage. And Amazon was just an online bookstore. And Google was just another search engine, certainly not the first one. The iPhone was just another smartphone, definitely not the first one; Palm, Blackberry.

Look I'm not saying we're Amazon or Google, or we're Apple. We're us. We're Janover Ventures. So what are we doing that's different? Well, we're trying to iterate on commercial financing We want to make it better, but not by a little, by orders of magnitude. That's what we're working on. We're working on connecting borrowers with the right lenders. We're working on getting information out there clearly, specifically, with no fluff. We're working on taking the pains out of the process making it easier to finance a property. We want to take a thousand touch points and boil it down to ten.

So, are we just another commercial mortgage broker? Yup. But I think We're doing something a little different.

Video 6: “Meet Janover Ventures”

https://youtu.be/mKMux7IgRzQ

My name is Blake Janover. I'm the CEO of Janover Ventures. We've got a couple missions here. The first one is we've built some websites. We've developed some brands. Some of them are MultiFamily.loans, CommercialRealEstate.loans, HUD.loans, CMBS.loans. Gosh, there's like hundreds of them. And it's about educating borrowers, consumers, developers. The Internet is awfully fractured and some of these websites that are out there now, don't really provide clear information. And sometimes you've got a clear question and you want a clear answer, and you don't want to have to talk to 40 people to get it. So really what we're focused on is organizing this part of the Internet about things that have to do with complex commercial real estate loans. And, you know, funky questions about a multi-tiered capital stack, for example. So first and foremost it's organize and educate, and hopefully derivative of this we empower. The other thing that we do is capital markets advisory. Now it's important to understand we're not debt brokers and equity brokers. Because that really speaks to the transactional nature of this business sometimes. I think it's important to understand that we're advisors so, yes, we will broker the debt, we will broker the equity. We've advised on billions of dollars of debt and equity over the last decade and a half, but it's really important that you understand that we represent borrowers. Let's say you're looking for a multi-family loan

and you go to a Fannie Mae lender. That Fannie Mae lender will push you a Fannie Mae product. What if there's a better Freddie Mac option or a better option with a life company? It's really important that the lender doesn't decide what the loan should look like for you, but that you should choose a lender based on their ability to design a loan that works for what you want to do. Leverage, term, interest-only, amortization, rate, certainty of execution, timing; these are all things that are really important and play into every loan. Welcome to Janover Ventures. It's really nice to meet you. I hope at a minimum that we can educate and empower you to go forth into the universe with more information. And if we can we'd like to hold your hand along the way.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS
OF
JANOVER INC.

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office Janover Inc. (hereinafter called the "**Corporation**") in the State of Delaware is 3411 Silverside Road Tatnall Building #104, City of Wilmington, County of New Castle, 19810 or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

Section 1.02 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the president, or in his or her absence or inability to act, the Secretary, or, in his or her absence or inability to act, the person whom the president shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The number of directors shall be at least one and not more than ten, provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to these Bylaws. Subject to any provision in the Articles of Incorporation fixing the number of directors, the exact number of directors shall be fixed, within such range, by a majority of the entire Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the president in like manner and on like notice on the written request of any two or more directors.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard.

Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected annually by the Board of Directors and shall include a president, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors), and one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

Section 4.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 5.05 Drag-along.

(a) A “Sale of the Corporation” shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Corporation shares representing more than 50% of the outstanding voting power of the Corporation (a “Stock Sale”) or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Corporation's Board of Directors. A “Deemed Liquidation Event” shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(b) In the event that the Corporation’s Board of Directors and the requisite vote of the outstanding classes of stock entitled to vote on such matter approve a Sale of the Corporation, the stockholders hereby agrees with respect to the shares and the voting rights of the stockholder, if any:

a. in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from stockholder, after receiving proper notice of any meeting of stockholders of the Corporation, to vote on the approval of a Sale of the Corporation, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

b. to vote (to the extent any vote is solicited from stockholder) (in person, by proxy or by action by written consent, as applicable) the shares in favor of such Sale of the Corporation and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

c. to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation;

d. to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Requisite Parties;

e. if the Sale of the Corporation is structured as a stock sale, to sell the same proportion of the shares as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

f. not to deposit, and to cause the stockholder's affiliates not to deposit the shares owned by the stockholder affiliate in a voting trust or subject the shares to any arrangement or agreement with respect to the voting of the shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation; and

g. if the consideration to be paid in exchange for the shares pursuant to this Section 5.05 includes any securities and due receipt thereof by the stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the shares Act, the Corporation may cause to be paid to the stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by the stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which the stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares.

ARTICLE VI
INDEMNIFICATION

Section 6.01 Indemnification Generally. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Section 6.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall begin on date of incorporation and end on December 31 of each year.

Section 7.02 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.03 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 7.04 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII
AMENDMENTS

Section 8.01 Amendments. These bylaws may be adopted, amended, or repealed or new bylaws adopted by the Board of Directors.